Exhibit 99.1

Bitauto Announces Third Quarter 2016 Results

BEIJING, Nov. 9, 2016 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content and marketing services for China's fast-growing automotive industry, today announced its unaudited financial results for the third quarter ended September 30, 2016[1].

Third Quarter 2016 Highlights[2]

•	Revenue in the third quarter of 2016 was RMB1.50 billion (US$224.9 million), a 33.1% increase from the corresponding period in 2015.

•	Gross profit in the third quarter of 2016 was RMB958.5 million (US$143.7 million), a 33.2% increase from the corresponding period in 2015.

•	Operating loss in the third quarter of 2016 was RMB14.0 million (US$2.1 million), compared to an operating loss of RMB53.2 million (US$8.0 million) in the corresponding period in 2015.

•	Non-GAAP operating profit in the third quarter of 2016 was RMB158.8 million (US$23.8 million), a 14.1% increase from the corresponding period in 2015.

•	Net loss in the third quarter of 2016 was RMB48.1 million (US$7.2 million), compared to a net loss of RMB77.7 million (US$11.7 million) in the corresponding period in 2015.

•	Non-GAAP net profit in the third quarter of 2016 was RMB129.3 million (US$19.4 million), a 12.5% increase from the corresponding period in 2015.

•	Basic and diluted net loss per ADS in the third quarter of 2016 was RMB1.48 (US$0.22) and RMB1.48 (US$0.22), respectively.

•	Non-GAAP basic and diluted net profit per ADS in the third quarter of 2016 was RMB1.07 (US$0.16) and RMB1.03 (US$0.15), respectively

Mr. William Li, chief executive officer and chairman of Bitauto, commented, “We are pleased to have achieved a set of healthy results in the third quarter of 2016. In particular, our transaction services revenue grew by 78.8% year-over-year, with over 90,000 revenue-generating transactions executed in the quarter, as we continued to make solid progress in our online automotive financial platform services business.”

“Bitauto has spent the past year strengthening our ecosystem, including our organic content and marketing and transaction capabilities, to provide consumers with the best possible automobile purchasing experience while enabling automakers and dealers to better target consumer needs. Through collaboration with our strategic partners Tencent, Baidu and JD.com, we also continue to accumulate comprehensive big data resources that will make our marketing solutions and transaction services more targeted and efficient for both buyers and sellers.”

Mr. Andy Zhang, president of Bitauto, said, “Bitauto will continue to execute on our core business strategies to enhance our long-term competitiveness. First, we will further develop our automobile transaction platform, including e-commerce, financial services, and after-sales services, with better purchasing experience as well as greater efficiency of our service infrastructure, both online and offline. Second, we will strive to further increase our mobile monetization capability by further incorporating the use of big data analytics to offer more robust result-driven marketing solutions. Third, we will continue to strengthen our dealer services offerings on mobile devices and social media.”

Ms. Cynthia He, chief financial officer of Bitauto, said, "Bitauto maintained strong top-line growth in the third quarter of 2016, primarily driven by the continued rapid expansion of our transaction services business coupled with steady growth in our more traditional business segments. We are encouraged by the momentum we are seeing in the auto finance and used car markets, both of which will be important drivers of our future growth. At the same time, our efforts in enhancing our internal capabilities will enable us to reap market benefits more efficiently."

Third Quarter 2016 Results

Bitauto reported revenue of RMB1.50 billion (US$224.9 million) for the third quarter of 2016, representing a 33.1% increase from the corresponding period in 2015. The increase in revenue was primarily attributable to the growth of the Company's transaction services business and digital marketing solutions business.

•	Revenue from the advertising and subscription business for the third quarter of 2016 was RMB898.3 million (US$134.7 million), representing a 9.8% increase from RMB818.2 million (US$122.7 million) in the corresponding period in 2015.

•	Revenue from the transaction services business for the third quarter of 2016 was RMB403.7 million (US$60.5 million), representing a 78.8% increase from RMB225.7 million (US$33.8 million) in the corresponding period in 2015. The increase was attributable to a higher volume of transaction services.

•	Revenue from the digital marketing solutions business for the third quarter of 2016 was RMB197.9 million (US$29.7 million), representing a 138.6% increase from RMB82.9 million (US$12.4 million) in the corresponding period in 2015, which was primarily due to an increase in the number of advertising customers as well as increased spending from some customers.

Cost of revenue for the third quarter of 2016 was RMB541.4 million (US$81.2 million), representing a year-over-year increase of 33.0% from the corresponding period in 2015. Cost of revenue as a percentage of revenue in the third quarter of 2016 was 36.1%, the same as in the corresponding period in 2015.

Gross profit for the third quarter of 2016 was RMB958.5 million (US$143.7 million), representing a 33.2% increase from the corresponding period in 2015, in line with revenue growth.

Selling and administrative expenses were RMB865.9 million (US$129.9 million) for the third quarter of 2016, representing an increase of 20.5% from the corresponding period in 2015. This increase was primarily attributable to the increase in headcount and related expenses.

Product development expenses were RMB108.3 million (US$16.2 million) for the third quarter of 2016, representing a 25.6% increase from the corresponding period in 2015. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB16.5 million (US$2.5 million) in the third quarter of 2016, compared to RMB28.3 million (US$4.2 million) in the corresponding period in 2015.

Operating loss in the third quarter of 2016 was RMB14.0 million (US$2.1 million), compared to an operating loss of RMB53.2 million (US$8.0 million) in the corresponding period in 2015.

Non-GAAP operating profit in the third quarter of 2016 was RMB158.8 million (US$23.8 million), representing a 14.1% increase from the corresponding period in 2015.

Income tax expense in the third quarter of 2016 was RMB23.2 million (US$3.5 million), compared to an income tax expense of RMB24.5 million (US$3.7 million) in the corresponding period in 2015.

Net loss in the third quarter of 2016 was RMB48.1 million (US$7.2 million), compared to a net loss of RMB77.7 million (US$11.7 million) in the corresponding period in 2015. Basic and diluted net loss per ADS, each representing one ordinary share, in the third quarter of 2016 amounted to RMB1.48 (US$0.22) and RMB1.48 (US$0.22), respectively.

Non-GAAP net profit in the third quarter of 2016 was RMB129.3 million (US$19.4 million), a 12.5% increase from the corresponding period in 2015. Non-GAAP basic and diluted net profit per ADS in the third quarter of 2016 amounted to RMB1.07 (US$0.16) and RMB1.03 (US$0.15), respectively.

As of September 30, 2016, the Company had cash and cash equivalents, time deposit and restricted cash of RMB6.25 billion (US$938.0 million). Cash used in operating activities, cash used in investing activities, and cash from financing activities in the third quarter of 2016 were RMB3.39 billion (US$508.8 million), RMB3.13 billion (US$469.8 million), and RMB6.00 billion (US$899.8 million), respectively.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB135.9 million (US$20.4 million) as of September 30, 2016, compared to RMB147.7 million (US$22.1 million) as of December 31, 2015.

Trade receivables was RMB2.43 billion (US$365.1 million) as of September 30, 2016, compared to RMB1.90 billion (US$284.9 million) as of December 31, 2015. This increase was in line with revenue growth.

As of September 30, 2016, the Company’s transaction services business had cash and cash equivalents and restricted cash of RMB3.20 billion (US$480.0 million), finance leasing receivables of RMB8.53 billion (US$1.28 billion) and interest-bearing borrowings of RMB5.71 billion (US$855.9 million).

The number of employees totaled 6,261 as of September 30, 2016, including employees of the entities in which Bitauto acquired and holds controlling interests. This represented a 31.9% increase from September 30, 2015, which was primarily due to higher headcount in customer support service teams supporting Bitauto’s transaction services business, including automobile transactions and automobile finance.

As of September 30, 2016, the Company had a total of 70,726,025 ordinary shares, with 34,388,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the third quarter of 2016 were calculated using a weighted average of 68,633,048 and 74,359,613 ADSs, respectively.

Recent Updates

Bitauto recently announced the appointment of Ms. Cynthia He as chief financial officer. She succeeds Mr. Andy Zhang, who has continued in his role as president of Bitauto and has been working closely with Cynthia to ensure a seamless transition.

Fourth Quarter 2016 Outlook

Bitauto currently expects to generate revenue in the range of RMB1.58 billion (US$236.9 million) to RMB1.63 billion (US$244.4 million) in the fourth quarter of 2016.

This forecast takes into consideration seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 7:00 AM on November 9, 2016 U.S. Eastern Time (8:00 PM on November 9, 2016 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	98778179

A replay of the conference call may be accessed by phone at the following number until November 17, 2016:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299

Conference ID:	98778179

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.6685 to US$1.00, the effective noon buying rate as of September 30, 2016 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.
[2] The unaudited condensed consolidated financial information for the year and for each of the quarters in the year ended December 31, 2015 have been revised after giving effect to the Company's change in accounting standards from International Financial Reporting Standards (IFRS) to accounting principles generally accepted in the United States of America (U.S. GAAP). The major impacts on unaudited condensed consolidated statements of operations were related to revenue, cost of revenue and non-operating income/expenses. In addition, the accretion of mezzanine equity was considered when calculating basic and diluted net profit/loss per ADS.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China's fast-growing automotive industry. Bitauto manages its businesses in   three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business offers advertising and digital marketing solutions to automakers and automobile customers in China. Bitauto provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its EP platform which provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, Bitauto began providing automobile customers with transaction services on its EP platform, including automobile transaction, CRM and online automotive financial platform services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP operating profit, Non-GAAP net profit and Non-GAAP basic and diluted net profit per ADS as non-GAAP financial measures. Non-GAAP operating profit is defined as operating profit excluding (i) share-based payments and (ii) amortization of intangible assets resulting from asset and business acquisitions. Non-GAAP net profit is defined as net profit excluding (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) fair value adjustment of contingent considerations; (iv) share of amortization of equity investments' intangible assets not on their books; (v) investment income associated with non-cash investment matters; and (vi) amortization of the BCF discount on the convertible notes. Non-GAAP basic and diluted net profit per ADS is defined as Non-GAAP net profit attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. These non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department
Bitauto Holdings Limited
Tel: +86-10-6849-2145
ir@bitauto.com

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended
	September 30, 2015	September 30, 2016
	RMB	RMB

Revenue	1,126,888,302	1,499,888,704
Cost of revenue	(407,124,656)	(541,402,181)
Gross profit	719,763,646	958,486,523

Selling and administrative expenses	(718,534,377)	(865,903,860)
Product development expenses	(86,237,499)	(108,305,562)
Other gains, net	31,843,868	1,745,413
Operating loss	(53,164,362)	(13,977,486)

Interest income	4,055,943	9,419,425
Interest expense	(2,598,641)	(16,429,377)
Share of losses of associates and joint ventures	(2,198,232)	(8,161,904)
Investment income	666,471	4,280,689
Loss before tax	(53,238,821)	(24,868,653)

Income tax expense	(24,481,836)	(23,188,324)
Net loss for the period	(77,720,657)	(48,056,977)
Total comprehensive income for the period	167,971,679	8,122,744

Net loss for the period attributable to:
Ordinary shareholders of the parent company	(78,714,791)	(49,701,144)

Total comprehensive income for the period attributable to:
Ordinary shareholders of the parent company	166,977,545	6,478,577

Other financial data
Non-GAAP net profit for the period	114,886,612	129,259,584

Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended
	September 30, 2015	September 30, 2016
	RMB	RMB

Operating loss for the period	(53,164,362)	(13,977,486)
Share-based payments	28,250,141	16,468,286
Amortization of intangible assets resulting from asset and business acquisitions	164,103,705	156,343,732
Non-GAAP operating profit for the period	139,189,484	158,834,532

Net loss for the period	(77,720,657)	(48,056,977)
Share-based payments	28,250,141	16,468,286
Amortization of intangible assets resulting from asset and business acquisitions	164,103,705	156,343,732
Fair value adjustment of contingent considerations	888,627	-
Share of amortization of equity investments' intangible assets not on their books	31,267	626,308
Investment income associated with non-cash investment matters	(666,471)	(1,281,575)
Amortization of the BCF discount on the convertible notes	-	5,159,810
Non-GAAP net profit for the period	114,886,612	129,259,584

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	September 30, 2016
	RMB	RMB

Assets
Cash and cash equivalents	2,940,874,390	1,782,045,354
Time deposit	100,000,000	2,000,000
Restricted cash	350,654,400	4,470,709,732
Trade receivables	1,899,789,400	2,434,697,522
Bills receivables	147,660,156	135,880,837
Other current assets	2,446,069,562	4,572,005,344
Non-current assets	5,185,965,139	9,617,300,412
Total assets	13,071,013,047	23,014,639,201

Liabilities
Trade payables	987,424,361	1,625,934,088
Other current liabilities	1,673,076,585	6,495,019,400
Non-current liabilities	88,222,874	1,922,901,520
Total liabilities	2,748,723,820	10,043,855,008
Mezzanine equity	1,697,717,536	3,265,755,433
Total equity	8,624,571,691	9,705,028,760
Total liabilities, mezzanine equity and equity	13,071,013,047	23,014,639,201